UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934

(Amendment No. 6)

BREEZE-EASTERN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

106764103

(CUSIP Number)

Eric M. Ruttenberg
Tinicum Capital Partners II, L.P.
Tinicum Capital Partners II Parallel Fund, L.P.
c/o Tinicum Lantern II L.L.C.
800 Third Avenue
40th Floor
New York, NY  10022
212-446-9300  (phone)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ž

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 106764103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tinicum Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ž
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ž

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power Shares	0

	8.	Shared Voting Power	3,286,153 (see Item 5)*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	3,286,153 (see Item 5)*

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

3,286,153 (see Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ž

13.	Percent of Class Represented by Amount in Row (11)

34.8% (see Item 5)

14.	Type of Reporting Person.

PN

*
Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 106764103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tinicum Capital Partners II Parallel Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ž
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ž

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power Shares	0

	8.	Shared Voting Power	17,220 (see Item 5)*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	17,220 (see Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,220 (see Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ž

13.	Percent of Class Represented by Amount in Row (11)

Less than 1.0% (see Item 5)

14.	Type of Reporting Person.

PN

*
Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

This Amendment No. 6 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2006, as previously amended on April 30, 2007, June 7, 2007, June 14, 2007, August 1, 2007 and February 9, 2011 (as amended, the "Schedule 13D") by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Breeze-Eastern Corporation, formerly TransTechnology Corporation, a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 35 Melanie Lane, Whippany, New Jersey 07981.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Tinicum Lantern II L.L.C. ("Lantern"), a Delaware limited liability company, is the general partner of each of TCP and TCPP.  Terence M. O'Toole and Eric M. Ruttenberg are each co-managing members of Lantern and, as a result of such position, may be deemed to beneficially own the Common Stock held by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have expended an aggregate of approximately $6,824,505, including amounts paid as brokerage commissions, to acquire 791,706 shares of Common Stock purchased in a privately negotiated transaction on June 14, 2011, which amounts were funded by cash on hand which had been obtained from capital calls of TCP and TCPP, respectively.

Item 4. Purpose of Transaction

The Reporting Persons intend to have discussions with management of the Company, members of the board of directors of the Company (the "Board") and possibly other stockholders of the Company, regarding the composition of the Board.  There can be no assurance as to what will be the results, if any, of these discussions.

The Reporting Persons are evaluating their investment in the Company and intend to evaluate their investment on a continuing basis. Depending on the results of their review, including, without limitation, the Company's financial position and strategic direction, actions taken by the Board, the price levels of shares of Common Stock and other investment opportunities available to the Reporting Persons, the Reporting Persons may maintain their current position in the Common Stock, acquire additional shares of Common Stock or dispose of their shares of Common Stock. Any purchase or sale of shares of Common Stock could be in the open market and/or in privately negotiated transactions, provided that any such transaction would be on terms deemed favorable by the Reporting Persons. In that regard, the Reporting Persons may enter into discussions with one or more other significant shareholders of the Company regarding, among other things, the Reporting Persons acquiring shares of Common Stock held by such shareholder(s) or selling shares of Common Stock held by the Reporting Persons to such shareholder(s).

In addition, the Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

On June 14, 2011, the Reporting Persons acquired, in a privately negotiated transaction, a total of 791,706 shares of Common Stock, for a purchase price of $8.62 per share, including broker commission costs.

TCP has direct beneficial ownership of 3,286,153 shares of Common Stock, which represents approximately 34.8% of the outstanding shares of Common Stock.

TCPP has direct beneficial ownership of 17,220 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.

Because the Reporting Persons may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership.  If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 3,303,373 shares of Common Stock, which represents approximately 35.0% of the outstanding shares of Common Stock.

The percentages reported pursuant to this Item 5 are calculated based upon the 9,441,536 shares of issued and outstanding shares of Common Stock, as reported as of May 1, 2011 in the Company's Annual Report on Form 10-K for the year ended quarter ended March 31, 2011.

Other than as provided in this Item 5, neither of the Reporting Persons, owns or has any rights to acquire, directly or indirectly, any Common Stock.

Mr. Charles W. Grigg and Mr. William M. Shockley, each of whom are directors of the Company, are both members of Tinicum Lantern II L.L.C., the general partner of each of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2011

TINICUM CAPITAL PARTNERS II, L.P.

By:	TINICUM LANTERN II L.L.C.

Its:	General Partner

By:	/s/ Terence M. O'Toole
Name:	Terence M. O'Toole
Title:	Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By:	TINICUM LANTERN II L.L.C.

Its:	General Partner

By:	/s/ Terence M. O'Toole
Name:	Terence M. O'Toole
Title:	Co-Managing Member